FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:                      “Syngenta holds Annual General Meeting”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521

Basel, Switzerland, April 24, 2012

Syngenta holds Annual General Meeting

At the Annual General Meeting of Syngenta AG on April 24, 2012, the 1,003 shareholders representing 33.61% of the total shares approved all the motions proposed by the Board of Directors.

Shareholders approved a dividend of CHF 8.00 per share for the business year 2011, an increase of 14% over the previous year.

Shareholders also approved a reduction of share capital to CHF 9,312,614.90 through the cancellation of the 636,750 shares repurchased by the Company in 2011 within the scope of the approved repurchase program.

Pierre Landolt and Rolf Watter stepped down from the Board, having completed their term of office. Syngenta Chairman Martin Taylor said: “On behalf of the Board, I would like to thank both for their outstanding contribution to the Company. Their considerable experience and sound guidance have been instrumental in our collective success.”

Vinita Bali, Managing Director & CEO of Britannia Industries, Gunnar Brock, Chairman of Stora Enso, Mölnlycke Health Care and Rolling Optics, and Michel Demaré, Chief Financial Officer of ABB, were elected as new members of the Board of Directors.

Stefan Borgas, Peggy Bruzelius, David Lawrence and Jürg Witmer were re-elected to the Board. Following a recent decision of the Board of Directors, Jürg Witmer was confirmed as Vice Chairman of the Syngenta Board of Directors.

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Syngenta – April 24, 2012 / Page 1 of 2

Note to the editor:
The speech of the Chairman, the presentation of the CEO and images of the Annual General Meeting can be found at www.syngenta.com/agm2012.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – April 24, 2012 / Page 2 of 2

SYNGENTA AG

Date:	April 24, 2012	By:	/s/ Sandra Bürli-Borner
			Name:	Sandra Bürli-Borner
			Title:	Legal Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services